CEDAR FAIR, L.P.,

CANADA’S WONDERLAND COMPANY

and

MAGNUM MANAGEMENT CORPORATION

April 28, 2011

VIA FACSIMILE AND EDGAR

Re:	Cedar Fair, L.P., Canada’s Wonderland Company and
Magnum Management Corporation Registration Statement on
Form S-4 Filed April 25, 2011
File No.: 333-172773

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), as amended, Cedar Fair, L.P. (“Cedar Fair”), Canada’s Wonderland Company (“Cedar Canada”), and Magnum Management Corporation (“Magnum” and, collectively with Cedar Fair and Cedar Canada, the “Issuers”) hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 10 a.m., Washington, D.C. time, on May 2, 2011, or as soon as possible thereafter. In this regard, the Issuers are aware of their obligations under the Securities Act.

The Issuers acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Issuers may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CEDAR FAIR, L.P.

By:	/s/ Peter J. Crage
Name: Peter J. Crage
Title: Executive Vice President and Chief Financial Officer

CANADA’S WONDERLAND COMPANY

By:	/s/ Peter J. Crage
Name: Peter J. Crage
Title: Executive Vice President and Chief Financial Officer

MAGNUM MANAGEMENT CORPORATION

By:	/s/ Peter J. Crage
Name: Peter J. Crage
Title: Executive Vice President and Chief Financial Officer

[Signature Page – Acceleration Request Letter]